Exhibit 99.1

Corporate Contact:
Andreas Michalopoulos
Chief Executive Officer, Director and Secretary
Telephone: +30-216-600-2400
Email: amichalopoulos@pshipping.com
Website: www.pshipping.com
For Immediate Release
Investor and Media Relations:
Edward Nebb
Comm-Counsellors, LLC
Telephone: + 1-203-972-8350
Email: enebb@optonline.net

PERFORMANCE SHIPPING INC. ANNOUNCES NEW LOAN FACILITY WITH ALPHA BANK S.A. TO PARTIALLY FINANCE THE ACQUISITION OF M/T P. LONG BEACH

ATHENS, GREECE, December 8, 2022 – Performance Shipping Inc. (NASDAQ: PSHG), (“we” or the “Company”), a global shipping company specializing in the ownership of tanker vessels, today announced it has entered into an agreement for a secured term loan facility of up to approximately US$22,000,000.00 with Alpha Bank S.A. (the “Facility”) through a separate wholly-owned subsidiary of the Company. Proceeds from this Facility will be used to finance up to about 50% of the purchase price of the previously announced 2013 built LR2 tanker vessel the Company has agreed to acquire, the M/T Fos Hamilton, to be renamed P. Long Beach.

The Facility will carry an interest rate of SOFR plus 2.35% per annum and will be repayable in twenty (20) consecutive quarterly installments of US$550,000.00 each, and a balloon installment of US$11,000,000.00 payable concurrent with the twentieth quarterly installment. The Facility is secured by, among other things, a guarantee of the Company and a first priority mortgage over the M/T P. Long Beach.

Commenting on this Facility, Andreas Michalopoulos, the Company’s Chief Executive Officer, stated:

“Our entry into this agreement follows our announced acceptance of the commitment letter from Alpha Bank on November 29, 2022 and is indicative of the continued confidence in our Company demonstrated by our new lender with the use of another collateral vessel to secure a new loan facility maturing in late 2027 and offered at competitive terms. As previously announced, we expect to drawdown this Facility upon delivery of our eighth vessel, the M/T P. Long Beach, expected to take place by mid-December.”

About the Company

Performance Shipping Inc. is a global provider of shipping transportation services through its ownership of tanker vessels. The Company employs its fleet on spot voyages, through pool arrangements and on time charters.

Cautionary Statement Regarding Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include, but are not limited to, statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts, including with respect to the delivery of the vessel we have agreed to acquire.

The words “believe,” “anticipate,” “intends,” “estimate,” “forecast,” “project,” “plan,” “potential,” “will,” “may,” “should,” “expect,” “targets,” “likely,” “would,” “could,” “seeks,” “continue,” “possible,” “might,” “pending” and similar expressions, terms or phrases may identify forward-looking statements.

The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including, without limitation, our management’s examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs, or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include, but are not limited to: the strength of world economies, fluctuations in currencies and interest rates, general market conditions, including fluctuations in charter rates and vessel values, changes in demand in the tanker shipping industry, changes in the supply of vessels, changes in worldwide oil production and consumption and storage, changes in our operating expenses, including bunker prices, crew costs, drydocking and insurance costs, our future operating or financial results, availability of financing and refinancing including with respect to vessels we agree to acquire, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, the length and severity of epidemics and pandemics, including the ongoing outbreak of the novel coronavirus (COVID-19) and its impact on the demand for seaborne transportation of petroleum and other types of products, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions or events, including “trade wars”, armed conflicts including the war in Ukraine, the imposition of new international sanctions, acts by terrorists or acts of piracy on ocean-going vessels, potential disruption of shipping routes due to accidents, labor disputes or political events, vessel breakdowns and instances of off-hires and other important factors. Please see our filings with the U.S. Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.